AMENDED AND RESTATED
                                SCHEDULE B TO THE
                             DISTRIBUTION AGREEMENT
                                 BY AND BETWEEN
                              COLUMBUS FUNDS, INC.
                                       AND
                         UMB DISTRIBUTION SERVICES, LLC

                                      FEES

ANNUAL ASSET-BASED FEES (PER PORTFOLIO)

AVERAGE NET ASSETS                  BASIS POINTS
Up to $1 billion               2.0 basis points, plus
Next $1 billion               1.75 basis points, plus
Next $1 billion               1.50 basis points, plus
Over $4 billion                  1.25 basis points

MINIMUM ANNUAL FEE: The asset based fees are applied to each of the portfolios and are subject to a minimum annual fee in the amount of $20,000 for the first fund and $15,000 per fund for each subsequent fund. The minimum annual fee is subject to an annual escalation equal to the increase in the Consumer Price Index - Urban Wage Earners (CPI), which escalation shall be effective commencing one year from the date of this Agreement (the "Anniversary Date") and on the corresponding Anniversary Date each year thereafter. No amendment of this Schedule B shall be required with each escalation. CPI shall be determined by reference to the Consumer Price Index News Release issued by the Bureau of Labor Statistics, U.S. Department of Labor.

FEE DISCOUNTS: The minimum annual fee (if applicable) and the asset based fees shall be discounted in the amount of 50% for the period from November 1, 2005 through October 31, 2006.

ADVERTISING COMPLIANCE

In addition to the above fees, the Corporation shall pay to the Distributor a fee based on the actual time spent by representatives of the Distributor providing compliance review and comment on sales literature and marketing materials not prepared by UMB Fund Service's Financial Marketing Group at the rate of $150 per hour, plus filing fees.


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

EMPLOYEE LICENSING

      o     Tier 1:  Base fee                       $1,000 per month, per person
            (applies when registered agents of
            the Adviser only respond to
            unsolicited inquiries about the
            Fund(s))

      o     Tier 2:  Base fee                       $2,000 per month, per person
            (applies for registered agents of the
            Adviser who are pro-actively
            marketing the Fund(s))

The employee licensing fees shall apply only to the second and each additional employee whose license is held by UMB Distribution Services, LLC.

Employee licensing activities include: establishing a system to supervise operations; developing a procedure manual tailored to your requirements (i.e., remote location, branch office or office of supervisory jurisdiction); training your staff on compliance procedures; monthly compliance review (e.g., email, presentations, marketing materials, websites, correspondence, incoming mail, etc.); periodic on-site examinations; etc.

OUT-OF-POCKET EXPENSES

In addition to the compensation payable to the Distributor, the Corporation agrees to reimburse, upon request (or pay directly, at the Distributor's discretion), the Distributor's out-of-pocket expenses in providing services hereunder, including, but not limited to: amounts paid or to be paid by the Distributor to dealers or others entering into selling, servicing or related agreements with the Distributor or the Corporation, travel on behalf of the Adviser or Fund(s), materials, filing fees, registration fees, etc.

The expense of marketing, promoting and distributing a fund are in addition to the fees above and include but are not limited to: the development and printing of prospectuses, advertising, and direct mail pieces; public relations activities; trade show attendance; call management and fulfillment; and fees paid to broker/dealers.

PAYMENT OF FEES

The fees and expenses set forth on this Schedule B shall be paid to the Distributor by the Fund pursuant to the Corporation's Rule 12b-1 Plan or, if the Rule 12b-1 Plan payments are not sufficient to pay such fees and expenses over an annual period, or if the Rule 12b-1 Plan is discontinued, or if the Fund otherwise determines that Rule 12b-1 Plan fees may not be paid, in whole or in part, to the Distributor, the Fund's adviser(s) shall be responsible for the payment of the amount of such fees not covered by Rule 12b-1 payments and shall reimburse Distributor or pay directly at the Distributor's discretion such amounts. Fees and expenses shall be payable monthly, promptly after the receipt by the Corporation of an invoice for such fees and/or expenses.


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

      The undersigned, intending to be legally bound, hereby execute this Amended and Restated Schedule B to the Distribution Agreement dated December 31, 2003, and executed by and between Columbus Funds, Inc. and UMB Distribution Services, LLC, to be effective as of November 1, 2005.

UMB DISTRIBUTION SERVICES, LLC            COLUMBUS FUNDS, INC.


By:    /s/ Constance Dye Shannon          By:    /s/ David B. McKinney
       -------------------------                 ---------------------
Title: SVP - General Counsel              Title: Treasurer


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